E.B.

SEC 19007865

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC 410

SEC FILE NUMBER
8-42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Balk — 212-698-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CitrinCooperman LLC
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L.P, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

KELSEY D GRAHAM III
Notary Public - State of New York
No. 02GR6361094
Qualified in New York County
Commission Expires July 2, 20 21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOCQUEVILLE SECURITIES L.P.

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tocqueville Securities L.P. as of December 31, 2018 and 2017, and the related statements of income, changes in partners' capital, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tocqueville Securities L.P.'s management. Our responsibility is to express an opinion on Tocqueville Securities L.P.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tocqueville Securities L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Reconciliations has been subjected to audit procedures performed in conjunction with the audit of Tocqueville Securities L.P.'s financial statements. The supplemental information is the responsibility of Tocqueville Securities L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Reconciliations is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Tocqueville Securities L.P.'s auditor since 2010.
White Plains, New York
February 27, 2019

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Cash and cash equivalents	$ 2,795,350	$ 2,401,540
Commissions receivable	449,367	544,753
Distribution fees receivable	492,110	647,351
Due from limited partner		19,554
Prepaid expenses	43,551	51,276
Clearing deposit	100,000	100,000
Total Assets	$ 3,880,378	$ 3,764,474

LIABILITIES AND PARTNERS' CAPITAL

	2018	2017
LIABILITIES		
Accounts payable and accrued expenses	$ 496,612	$ 622,365
Accrued distribution fees	575,728	787,242
Due to clearing broker	102	1,193
Due to limited partner	308,583	-
Taxes payable	10,623	11,770
Total Liabilities	1,391,648	1,422,570
PARTNERS' CAPITAL		
General partner	24,887	23,419
Limited partner	2,463,843	2,318,486
Total Partners' Capital	2,488,730	2,341,905
Total Liabilities and Partners' Capital	$ 3,880,378	$ 3,764,474

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES		
Commissions	$ 3,006,755	$ 3,989,792
Distribution fees	1,319,734	1,296,630
Other income	723,639	1,300,811
Interest and dividends	17,563	7,130
Total Revenues	5,067,691	6,594,363
EXPENSES		
Employee compensation and benefits	2,274,071	3,180,019
Clearing charges and commissions	867,788	1,022,795
Marketing expense related to distribution fees	95,542	213,772
Rent	141,751	256,700
Insurance	138,322	187,863
Taxes, other than income taxes	98,254	139,898
Information systems	209,417	260,832
Professional fees	87,510	129,487
Registration fees	81,294	90,407
Tax-deferred savings plan	61,013	81,442
Office expense	78,026	125,162
Travel and entertainment	50,897	81,670
Trading expense	50,416	169,510
Other	38,109	28,565
Telephone	24,487	22,515
Research and publications	36,429	58,416
Management fee	62,375	56,393
Total Expenses	4,395,701	6,105,446
Income Before Provision For Income Taxes	671,990	488,917
PROVISION FOR INCOME TAXES	25,165	32,269
Net Income	$ 646,825	$ 456,648

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	General Partner	Limited Partner	Total
Balance at January 1, 2017	$ 18,853	$ 1,866,404	$ 1,885,257
Net income	4,566	452,082	456,648
Balance at December 31, 2017	23,419	2,318,486	2,341,905
Net income	6,468	640,357	646,825
Cash withdrawals to partners	(5,000)	(495,000)	(500,000)
Balance at December 31, 2018	$ 24,887	$ 2,463,843	$ 2,488,730

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 646,825	$ 456,648
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	95,384	(284,785)
Distribution fees receivable	155,241	(117,937)
Prepaid expenses	7,725	3,852
Prepaid taxes	-	-
Accounts payable and accrued expenses	(125,752)	65,563
Due to (from) clearing broker	(1,091)	49,710
Accrued distribution fees	(211,512)	140,128
Due to (from) limited partner	328,137	(189,289)
Taxes payable	(1,147)	(8,454)
Net cash provided by operating activities	893,810	115,436
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash withdrawals to partners	(500,000)	-
Net cash used in financing activities	(500,000)	-
Net increase in cash and cash equivalents	393,810	115,436
Cash and cash equivalents - beginning of year	2,401,540	2,286,104
Cash and cash equivalents - end of year	$ 2,795,350	$ 2,401,540
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 34,512	$ 23,020

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1. ORGANIZATION

Tocqueville Securities L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. As a limited partnership, the limited partner is not responsible for the debts of the Partnership unless the limited partner has specifically guaranteed the debts of the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the general partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust"), sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of six separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund, and The Tocqueville Select Fund (collectively, the "Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") and all related amendments ("ASC 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Partnership has entered into contracts with the Funds whereby the Partnership is paid monthly fees ("12b-1 fees") for providing certain services to customers and distributing shares of the Funds. The 12b-1 fees are generally equal to a fixed percentage of the average daily net assets of the Funds for which the Partnership is a distributor. Payments are generally collected when due. The passage of time reflects the satisfaction of the Partnership's performance obligations to the Funds, and is used to recognize revenue associated with 12b-1 fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other income

Other income consisted primarily of money market fund distribution fees for customers' balances in the Federated Money Fund and Pershing Government Money Fund. The passage of time reflects the satisfaction of the Partnership's performance obligations, and is used to recognize revenue associated with money market fund distribution fees. For December 31, 2018 and 2017, the fees received were $708,344 and $1,280,751, respectively.

Cash and Cash Equivalents

At December 31, 2018 and 2017, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash in excess of FDIC insured limits, uninsured cash, and commission and distribution fees receivable. The Partnership maintains its cash with various financial institutions. The Partnership monitors the credit quality of the financial institutions and does not believe there is any significant credit risk with respect to cash. The cash balance in one of the financial institutions is insured by the FDIC up to $250,000. Uninsured funds at financial institutions as of December 31, 2018, were approximately $2,545,349.

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2018 and 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements. The Partnership remains subject to the New York City unincorporated business tax, a provision for which has been included in the financial statements.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is subject to tax examinations by taxing authorities.

Allocation of Management Fee

Certain regulatory authorities require that the management fee paid to TMC be allocated based on the services provided by the general partner's employees. The Partnership has reflected this allocation for financial statement presentation only.

Reclassification

Certain amounts in the prior year presented have been reclassified to conform to the current year financial statement presentation. These reclassifications have no effect on previously reported net income.

Subsequent Events

The Partnership has evaluated subsequent events through February 27, 2019, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Partnership had regulatory net capital of $1,931,980, which was $1,839,204 in excess of its required net capital of $92,776. At December 31, 2018, the Partnership's ratio of aggregate indebtedness to net capital was 0.72 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2018.

4. INDEMNIFICATION

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $1,319,734 and $1,296,630 in distribution fee income in 2018 and 2017, respectively. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2018 and 2017, the Partnership had a distribution fee receivable of $492,110 and $647,351, respectively. The Partnership's distribution fee

5. DISTRIBUTION FEES (CONTINUED)

revenue is net of payments due for distribution fee revenue earned by various unrelated brokers that assist in the distribution of the Funds' shares. An accrual has been established for fees that are due to unrelated brokers in the amount of $575,728 and $787,242 at December 31, 2018 and 2017, respectively.

6. TAX DEFERRED SAVINGS PLAN

TMC maintains a tax deferred savings plan (the "Plan"). As part of the management fee arrangement, a portion of the Plan expense is funded through the management fee paid to TMC. The portion of the management fee allocated to the Partnership for the Plan in 2018 and 2017 was $61,013 and $81,442, respectively.

7. RELATED PARTY TRANSACTIONS

As part of an arrangement with the Partnership's general partner, TMC provides certain services to TAMLP and the Partnership that are necessary to conduct business. TMC receives a management fee from TAMLP and the Partnership. The management fee includes the services provided by TMC's employees (salaries, payroll taxes, 401(k) expense, rent, management services, and general administrative expenses), which are allocated between TAMLP and the Partnership based on each entity's estimated contribution to gross income. The Partnership reimburses TAMLP for its portion of the fee paid. The management fee is reflected in the financial statements based upon the allocation of the services provided by TMC, as required by regulatory authorities. During the years ended December 31, 2018 and 2017, the costs of such services were $3,045,283 and $4,372,791, respectively. At December 31, 2018, the Partnership owed $308,583 for these advance payment of services. At December 31, 2017, the Partnership was owed $19,544 for these services.

8. DISTRIBUTIONS TO PARTNERS

The Partnership anticipates distributing the equivalent of the current year's net income to the partners in April 2019.

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

NET CAPITAL:	
Total partners' capital	$ 2,488,730
Deduct: partners' capital not allowable as net capital	-
Total Partners' Capital Qualified for Net Capital	2,488,730
Deductions and/or charges:	
Distribution fees receivable	492,110
Prepaid expenses	43,551
Net capital before haircuts on securities positions	1,953,069
Haircuts on securities positions	21,089
NET CAPITAL PER RULE 15c3-1	$ 1,931,980
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 496,612
Accrued distribution fees	575,728
Due to Limited Partner	308,583
Taxes payable and other payables	10,725
Total Aggregate Indebtedness	$ 1,391,648
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 92,776
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 92,776
Excess Net Capital	$ 1,839,204
Percentage of Aggregate Indebtedness to Net Capital	72.03%
Reconciliation with the Partnership's Computation (Included in Part IIA of Form X-17-A-5 as of December 31, 2018):	**$ 1,876,671**
Commisson Receivable	(26,799)
Accrued Distribution Fees	75,210
Professional Fees and Other	6,898
NET CAPITAL	**$ 1,931,980**

See report of independent registered public accounting firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tocqueville Securities L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tocqueville Securities L.P. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)((2)(ii)) (the "exemption provisions") and (2) Tocqueville Securities L.P. stated that Tocqueville Securities L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Tocqueville Securities L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tocqueville Securities L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

White Plains, New York
February 27, 2019

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

TOCQUEVILLE SECURITIES, L.P.
EXEMPTION REPORT

Tocqueville Securities, L.P. (the "*Company*") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "*Reports to be made by certain brokers and dealers*"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

TOCQUEVILLE SECURITIES, L.P.:

I, Robert J. Kramer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Name: Robert J. Kramer
Title: Chief Operating Officer

Dated: 2/26/19